

Mail Stop 3561

January 10, 2018

Mr. Wilson Pinto Ferreira Junior
Chief Executive Officer
Brazilian Electric Power Company
200 Friberg Parkway, Suite 4004
Westborough, MA 01581

> **Re:** **Brazilian Electric Power Company**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Response Dated January 5, 2018**
> **File No. 1-34129**

Dear Mr. Ferreira Junior:

We have reviewed your January 5, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2016 letter.

Financial Statements

2.1 Extension of public electric power concessions, page F-31

1. We have reviewed your response to comment 2. We note that the indemnification amounts revised under Ordinance No. 120 "will be added to the respective Allowed Annual Revenue…and passed on to the consumers." We further note that such amounts will be collected over the next eight years beginning in August 2017. Please tell us if your concession grantor has or will pay any indemnification amounts. We note that paragraph 16 of IFRIC 12 discusses contractual payments from or at the direction of the grantor and where the grantor has little, if any, discretion to avoid payment. For the indemnification amounts payable by consumers, tell us how such amounts are billed and collected, including if the amounts are fixed, variable based on usage or some combination. Clarify how you determined the R$28.6 billion revenue adjustment should be recognized up-front as opposed

to as services are provided under IAS 18. If you believe services have already been
provided, please explain your position in detail.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202)
551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products